UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Global Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G39342103

(CUSIP Number)

Yuen Kam

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G39342103
1	NAME OF REPORTING PERSONS Golden Meditech Stem Cells (BVI) Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,874,106
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 78,874,106
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,874,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.9%(1)
14.	TYPE OF REPORTING PERSON CO

(1)	Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

CUSIP No. G39342103
1	NAME OF REPORTING PERSONS Magnum Opus International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,874,106
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 78,874,106
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,874,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.9%(1)
14.	TYPE OF REPORTING PERSON CO

(1)	Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

CUSIP No. G39342103
1	NAME OF REPORTING PERSONS Kam Yuen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,874,106
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 78,874,106
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,874,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.9%(1)
14.	TYPE OF REPORTING PERSON IN

(1)	Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

END OF COVER PAGES

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of Global Cord Blood Corporation (the “Issuer”). The Issuer’s principal executive office is located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c). This statement is filed by (i) Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), (ii) Magnum Opus International Holdings Limited (“Magnum Opus”) and (iii) Yuen Kam (“Mr. Kam”, together with GM Stem Cells and Magnum Opus, the “Reporting Persons”, and each, a “Reporting Person”).

Magnum Opus is an investment holding company. Magnum Opus currently holds 100.0% of the total equity interest in GM Stem Cells. GM Stem Cells solely engages in investment holding. The address of the principal business and principal office of the Reporting Persons is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

The name, residence or business address, present principal occupation or employment of each of the executive officers and directors of each of the Reporting Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I.

(d)	During the last five years, none of the Reporting Persons and, to the best of each Reporting Person’s knowledge, its directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons and, to the best of each Reporting Person’s knowledge, its directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the directors and executive officers of the Reporting Persons is set forth in Schedule I.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a loan agreement dated March 29, 2018 (the “Loan Agreement”), Golden Meditech Holdings Limited (the “Lender”), as lender, agreed to provide certain loan facilities to Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (Limited Partnership) (the “Borrower”).

As security for the obligations of the Borrower under the Loan Agreement, Blue Ocean Structure Investment Company Limited (the “Chargor”) has agreed to charge, among other things, 78,874,106 Ordinary Shares to GM Stem Cells pursuant to a Charge over Shares in the Issuer dated March 30, 2018 (the “Share Charge Agreement”).

By written notice dated May 12, 2022, counsel to GM Stem Cells notified the Chargor that an event of default has occurred under the Share Charge Agreement and that GM Stem Cells was exercising its rights to be registered as the registered holder of the 78,874,106 Ordinary Shares pledged under the Share Charge Agreement.

The forgoing references to and descriptions of the Share Charge Agreement herein is qualified in its entirety by reference to full text of such agreement, which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

ITEM 4.	PURPOSE OF THE TRANSACTION

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Ordinary Shares.

(d) None.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
99.1	Charge over Shares in the Global Cord Blood Corporation, dated March 30, 2018, between Blue Ocean Structure Investment Company Limited and Golden Meditech Stem Cells (BVI) Company Limited
99.2	Joint Filing Agreement by and among the Reporting Persons

Schedule I

Executive Officers and Directors of the Reporting Persons

The following is a list of all executive officers and directors of each of the Reporting Persons and certain other information with respect to each executive officer and director. Unless otherwise indicated, the business address of each of the Reporting Persons’ executive officers and directors is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

Executive Officers and Directors of Magnum Opus

Name	Principal Occupation or Employment	Citizenship
Yuen Kam	Director	Hong Kong S.A.R.
Kim Chuan Leong	Director	Malaysia

Executive Officers and Directors of GM Stem Cells

Name	Principal Occupation or Employment	Citizenship
Wen Feng	Director	PRC
Kim Chuan Leong	Director	Malaysia

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2022

YUEN KAM

/s/ Yuen Kam

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2022

Golden Meditech Stem Cells (BVI) Company Limited

/s/ Yuen Kam
Name: Yuen Kam
Title: Authorized Signatory

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2022

Magnum Opus International Holdings Limited

/s/ Yuen Kam
Name: Yuen Kam
Title: Authorized Signatory

[Signature Page to Schedule 13D]